Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11077

SUPPLEMENT NO. 5 DATED NOVEMBER 28, 2022

TO OFFERING CIRCULAR DATED NOVEMBER 18, 2021

CalTier Fund I, LP

This document supplements, and should be read in conjunction with, the Offering Circular dated November 18, 2021 of CalTier Fund I, LP (the “Company”) as subsequently amended or supplemented from time to time (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated November 18, 2021, is available HERE.

CalTier Fund I, LP has filed a new offering statement with additional information, which can be found HERE.